Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings

	Six months ended June 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Net loss	$(22,110)	$(14,075)	$(77,942)	$(86,228)	$(37,712)	$(48,288)
Plus: Fixed charges	$547	$969	$715	$879	$812	$1,051
Earnings, as defined	$(21,563)	$(13,106)	$(77,227)	$(85,349)	$(36,900)	$(47,237)

Fixed Charges:
Interest expense on indebtedness	$—	$56	$7	$2	$14	$27
Estimated interest component of rent expenses (1)	$547	$913	$708	$877	$798	$1,024
Total fixed charges	$547	$969	$715	$879	$812	$1,051

Deficiency of earnings available to cover fixed charges (2)	$(22,110)	$(14,075)	$(77,942)	$(86,228)	$(37,712)	$(48,288)

(1)          Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.

(2)          Adjusted earnings, as described above, were insufficient to cover fixed charges in each year. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.